CONCORD VENTURES, INC.
                       2460 WEST 26th AVENUE, SUITE 380-C
                                     DENVER
                                 COLORADO, 80211

Securities and Exchange Commission
Attn:    Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Mail Stop 3861
Washington, D.C.  20549                                         January 14, 2010

Re:      Concord Ventures, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Filed on March 31, 2009

         Form 10-Q for the Quarterly Period Ended September 30, 2009 Filed on November 16, 2009

         File No. 0-27055

Dear Ms. Jenkins:

We refer to your comment letter dated December 10, 2009 and regret the delay in responding.

We appreciate your patience and understanding in waiting for our response.

We would respond to your comments as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Item 9A(T). Controls and Procedures, page 19
--------------------------------------------

Evaluation of Disclosure Controls and Procedures, page 19
---------------------------------------------------------

1. We note that you only include a partial definition of disclosure controls and procedures ("DC&P"). Please be advised that if you choose to define DC&P, you must include the entire definition from Exchange Act Rule 13a-15(e). Tell us whether you will in future filings remove the partial DC&P definition and include a citation to Exchange Act Rule 13a-15(e), or provide the entire DC&P definition, along with a clear conclusion regarding effectiveness with respect to each component.

     We have filed an amendment to our December 31, 2008 Form 10K removing the partial DC&P definition and including a citation to Exchange Act Rule 13a-15(e) as you have suggested (refer Attachment I).

     We also confirm that in future filings we shall continue with the disclosure in the form that you have suggested to us.

Management's Annual Report on Internal Control over Financial Reporting, page 19
--------------------------------------------------------------------------------

2. Please tell us the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (e.g.
         COSO), and confirm to us that you will disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

     We can confirm that management used the COSO framework to evaluate the effectiveness of our internal financial reporting.

     We have filed an amendment to our December 31, 2008 Form 10K confirming that management used the COSO framework to evaluate the effectiveness of our internal financial reporting (refer Attachment II).

     We also confirm that in future filings we shall continue to disclose management's use of the COSO framework to evaluate the effectiveness of our internal financial reporting

Exhibit 31.1
------------

3. It appears you are using an outdated Section 302 certification that does not comply with the language required by Item 601(b)(31)(i) of Regulation S-K. Please amend your annual report to include a revised
         Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K. Also apply this comment to certifications furnished with your future filings.

     We have filed an amendment to our December 31, 2008 Form 10K which includes a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K (refer Attachment III).

     We also confirm that in future filings we shall continue to include a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
---------------------------------------------------------

Item 4. Controls and Procedures, page 21
----------------------------------------

4. Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your DC&P were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. Confirm to us that you will disclose in future filings the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of you DC&P (as defined in Exchange Act Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of your DC&P required by paragraph (b) of Exchange Act Rule 13a-15 or Rule 15d-15. Refer to Item 307 of Regulation S-K.

         We have filed an amendment to our September 30, 2009 Form 10Q which discloses the conclusion of our principal executive officer and principal financial officer regarding the effectiveness of our DC&P (as defined in Exchange Act Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of our DC&P required by paragraph (b) of Exchange Act Rule 13a-15 or Rule 15d-15 (refer Attachment IV).

         We also confirm that in future filings we shall continue disclose the conclusion of our principal executive officer and principal financial officer regarding the effectiveness of our DC&P (as defined in Exchange Act Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of our DC&P required by paragraph (b) of Exchange Act Rule 13a-15 or Rule 15d-15.

     In connection with responding to your comments, the Company acknowledges that:

          - the company responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely
For and behalf of
Concord Ventures, Inc.


/s/ David J Cutler
David J Cutler
President

                                                                    ATTACHMENT I

ITEM 9A. CONTROLS and PROCEDURES

Evaluation of Disclosure Controls and Procedures
We maintain a system of disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e) that is designed to provide reasonable assurance that information that is required to be disclosed is accumulated and communicated to management timely. At the end of the period covered by this report, we carried out an evaluation under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in the our periodic filings with the SEC.

                                                                   ATTACHMENT II


Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and includes those policies and procedures that:

     o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

     o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. Based on this assessment, management believes that as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC to provide only management's report in this annual report.

                                                                  ATTACHMENT III
                                 CERTIFICATIONS

I, David J. Cutler, certify that:

1. I have reviewed this Annual  report on Form 10-K/A of Concord Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

              a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

              c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's 4th quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

              a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

              b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:   January 14, 2010

                                             /s/ David J. Cutler
                                             ---------------------------
                                             David J. Cutler,
                                             Chief Executive Officer &
                                             Chief Financial Officer

                                                                   ATTACHMENT IV

ITEM 4.  CONTROLS AND PROCEDURES

Disclosures Controls and Procedures

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC's rules and forms and that the information is gathered and communicated to our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

As required by SEC Rule 15d-15(b), our Chief Executive Officer and Principal Financial Officer carried out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-14 as of the end of the period covered by this report. Based on the foregoing evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure as a result of the deficiency in our internal control over financial reporting discussed below.